SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE INC. ANNOUNCES Q1 2015 REVENUE GROWTH OF 962%

COMPARED TO Q1 2014; NET INCOME POSITIVE FOR QUARTER

June 1, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND-- Snipp Interactive Inc. ("Snipp"), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (TSX VENTURE:SPN), is pleased to announce its financial results for the quarter ended March 31, 2015. A copy of the complete unaudited financial statements, management's discussion and analysis are available on SEDAR (www.sedar.com).

Revenue in Q1 2015 was $3,705,800 compared to revenue of $3,562,045 for the entire 2014 fiscal year and represents revenue growth of 962% compared to Q1 2014 revenue of $349,082.

The increase in revenue is attributable to a multitude of factors including the acquisition of several new customers, the acquisition of Swiss Post Solutions Ireland, additional sales contracts from existing customers, the creation of new sales channels, and the launch of innovative new promotions-related products and solutions as part of Snipp's platform. The company is focused on continuing to increase revenue while maintaining a similar operating cost structure.

At the end of March 31, 2015, current assets were $10,373,415 and current liabilities $1,572,789.

Atul Sabharwal, CEO and Founder of Snipp commented, “We are extremely pleased with our Q1 2015 performance and the record revenue growth we just announced. Snipp is extremely well poised to take advantage of growth opportunities on multiple fronts. We successfully closed our first acquisition as announced on February 5, 2015 from our partners Swiss Post. This acquisition was the perfect strategic fit because it gave us a very strong enterprise class offering in the loyalty market and simultaneously expanded our geographic footprint. We will continue to exploit such strategic opportunities to consolidate what we view as a highly fragmented promotions market, even as we continue to pursue organic customer growth and geographic expansion. To continue to execute flawlessly we are also investing in talent and operations and I want to take this opportunity to thank my team and my Board for their support and hard work on getting us to where we are today.”

Q1 2015 Highlights include:

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Completed Bought Deal Private Placement Financing for gross proceeds of C$12,277,500.

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Completed acquisition of Swiss Post Solutions Ireland Limited, a Customer Loyalty Management subsidiary of Swiss Post, which closed in February 2015.

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The company significantly increased its average campaign size, the number of campaigns executed and its revenue per employee as it leveraged its investments in infrastructure over the last three years to scale effectively.

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The company continued to focus on the promotions marketing space and has had significant traction with its SnippCheck receipt processing solution, which was successfully used by a variety of different clients for a variety of purchase-related promotions. Examples of programs conducted are available at www.snipp.com/clients.

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The company also delivered its SnippRebates solution, focused on the rebates market and allows clients to benefit via lower processing costs, increased transparency, better customer experiences and enhanced data capture; and SnippLoyalty, an enterprise loyalty solution targeted at brands looking to launch loyalty programs.

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The company has established itself in the US market as a premier promotions marketing company with an increasing number of Fortune 500 companies and leading advertising agencies directly reaching out to the company to solicit its services.

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The company’s balance sheet reflects its increasing market strength with no long-term debt and a strong cash position, and puts it in a strong position to seek out acquisitions or mergers with firms with complementary solutions.

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The company intends to purse a strategy in international markets that reflects its success in the US market.

About Snipp:

Snipp's technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com